Exhibit 12.2
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

	2006
(Millions)	6 months	2005	2004	2003	2002	2001
EARNINGS
Earnings on common stock	$51.3	$81.4	$104.8	$78.9	$83.1	$80.6
Federal and state income taxes	28.7	44.1	51.3	45.7	46.8	43.9

Net pretax income	80.0	125.5	156.1	124.6	129.9	124.5
Income from less than 50% equity investees	5.4	7.5	8.4	6.0	6.6	6.3
Distributed earnings of less than 50% equity investees	3.0	5.5	5.9	4.3	5.4	3.3

Fixed charges	22.8	42.7	40.4	38.8	41.2	39.3

Subtract preference dividend requirement	2.5	4.7	4.6	4.8	4.8	4.7

Total earnings as defined	$97.9	$161.5	$189.4	$156.9	$165.1	$156.1

FIXED CHARGES
Interest on long-term debt, including related amortization	$14.5	$29.8	$29.9	$27.8	$27.2	$24.1
Other interest	4.8	6.5	4.5	4.9	7.9	9.2
Interest factor applicable to rentals	1.0	1.7	1.4	1.3	1.3	1.3

Fixed charges before preferred dividend requirement	$20.3	$38.0	$35.8	$34.0	$36.4	$34.6

Ratio of earnings to fixed charges	4.8	4.3	5.3	4.6	4.5	4.5

Preferred dividends (grossed up) (see below)	$2.5	$4.7	$4.6	$4.8	$4.8	$4.7

Total fixed charges including preferred dividend	$22.8	$42.7	$40.4	$38.8	$41.2	$39.3

Ratio of earnings to fixed charges and preferred dividends	4.3	3.8	4.7	4.0	4.0	4.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$1.6	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate	35.4%	34.5%	32.4%	35.6%	35.0%	34.4%

Preferred dividends (grossed up)	$2.5	$4.7	$4.6	$4.8	$4.8	$4.7